Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following transcript is of a radio interview conducted by a third party that was made available to employees of Marathon Petroleum Corporation on May 4, 2018.

WJR-760 AM
5/2/2018
7:23:08 AM - 7:33:08 AM

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Paul W. Smith (PS): Our next guest is a friend. I like to point these things out only so that somebody says “Aw you were easy on him because he's your friend” - no, I'm just going to do the interview the way I would but I'm letting you know that that we have had a relationship at this radio station with Marathon Petroleum Corporation since before they split off and since before my next guest got there - well not before he got there because he's been there forever but certainly before I got back home here. This is a relationship that precedes both of us in our current positions. The current position is the CEO of Marathon Petroleum Corporation. Gary Heminger on the line and we have a great friendship and it's gone on for years and years and years. It's unlike most relationships between a couple of businesses that do business with each other. Gary, I think you'll agree.

Gary Heminger (GH): I do Paul. Good morning, how are you?

PS: I am excellent and I know that you're in New York City and you have closed on a huge story that's on the wires. Marathon Petroleum Corporation agreeing to buy another company to strengthen Marathon. The sale about $23 billion in creating one of the largest global refiners that will benefit from access to booming U.S. shale fields and growing U.S. fuel export markets. Tell us all about it and we're excited for you.

GH: Well thank you Paul. Yes, we announced Monday morning, we announced the deal we haven't closed yet, we probably won't close until the end of the third quarter or in that time frame. But we're very excited about this opportunity. The company is Andeavor, mainly west of the Mississippi, so this will make Marathon a coast to coast refiner, marketer and pipeline company. We’ll have now approximate 3 million, just a little over 3 million barrels per day of refining capacity. We will now take Speedway coast to coast, we’ll take the Marathon brand coast to coast, and have one of the largest master limited partnership transportation companies in the country.

PS: Will the ARCO brand name go away?

GH: Well they, Paul, are under several different brands, ARCO being one, we will more than likely keep ARCO, it’s a very strong brand on the West coast. We will keep ARCO on the West Coast down into Mexico, but I would expect that we will take the Marathon brand. They have about 2,800 branded stations, I would say at least 2,300 of those or so will become Marathon brand and then we'll keep the ARCO brand where it is the strongest.

PS: Well it is an amazing purchase, and from what I understand in the industry it caught a lot of people by surprise, nobody predicted this.

GH: Both companies did a great job of keeping this quiet for the months we've been working this. There are two companies that really have the same basic model about how we go to business. Very similar cultures, very pleased with the culture that I see at Andeavor, hard working, they take very good care of their employees, they take good care of the communities in which they serve, and are very, very attuned to the environment. And it’s a, I like to say, as I’ve been meeting with investors here in New York for the past couple of days, is that we’re different than a number of other companies. We like to touch the molecule all the way from where the crude oil is produced, where we pick it up, all the way to the customer's car. We're going to be in that supply chain somewhere, and then once we get the customer in the station we’re going to sell them something else as well.

PS: Well you do tremendous job with your Speedway stations especially. Those are fabulous stores, they have everything in them, and it's good to see that now Speedway and Marathon brand stations will go across the country. We're speaking with the CEO of Marathon Petroleum Corporation Gary Heminger, and they’ve put together, not closed yet, but put together a $23 billion deal to buy their rival Andeavor which will make them absolutely the world’s top fuel exporter, they’ll make them the top refinery company in America and I'm wondering what will this mean for Findlay, Ohio, Toledo, Ohio and Detroit, Michigan?

GH: Well Paul all three are going to be very important to the future the company. It has been decided we will maintain the headquarters of the company in Findlay, Ohio. Of course, having the largest refiner, and now one of the largest if not the largest companies in the state of Ohio located in Findlay, is going to be very strong for the community. We have a number of employees that live up I-75, we even have employees that live all the way into Michigan that drive down to Findlay. It’s going to be important for all of the communities in and around Findlay. It’s going to be very important for the Detroit airport, that’s the main hub that we fly employees in and out. We now will be going to the West Coast with refineries in L.A., San Francisco and of course Washington, El Paso, Texas. So we will be having a lot of travel. So it’s going to mean additional business for everyone up and down I-75.
PS: Well as one analyst said this creates one coast to coast, border to border refining and marketing company that seems well balanced with a pretty broad footprint. Stockholders as stockholders do, as soon as they saw that you're spending $23 billion out of the checkbook the stock went down a little bit, the Andeavor stock, Andeavor’s stock went up, and I suspect this can only mean good positive things in the long run for a Marathon. So congratulations to you.

GH: Well, thank you Paul. You're right, always an acquisition of stock will take a bit of a bump on the first few days but all the meetings, the fundamentals, the financial side, we've had very, very positive remarks from everyone we met with. Heading to Boston later this morning to meet with the number of investors there, to talk about the transaction as well. As I said we’re getting very, very strong support from our big investors and in fact all investors. It’s just, I expect things will bounce back very shortly, you just have to get through the initial churn, if you will and then I think everything will be in good shape.

PS: Excellent. Marathon Petroleum Corporation CEO Gary Heminger, it's only going to get stronger with this acquisition, it's all good news. A quick note, gas prices how high do you think they'll go? Are they going to continue to go up as people are predicting in your opinion?

GH: Well, Paul, it all depends on the crude price. You know the Brent crude price which is the world-wide marker has been hovering in the $73-75 range. I expect that’s about the top we will see this year. It is really is going to depend on when some of the big members of OPEC start bringing more inventory back into the U.S. They have been working the past two years to really balance the portfolio of inventory and total crude oil stocks, as well as gasoline and distillate stocks, are in good shape right now. So, as I said, I believe that you’re seeing crude oil prices pretty much at the peak of where I think they will be this year.

PS: Alright.

GH: But it just depends on know if they bring more inventory into the space, I would expect crude prices to come down a little bit. We’re exporting right now a few million barrels per day of light sweet crude oil out of the U.S., so that says that inventories as far as more OPEC crude coming into America is probably going to be a challenge. So that's why I say prices are fairly at their peak but you could see a little bit of a reduction of crude prices going into the summer months.

PS: Gary thanks so much. Gary Heminger, Marathon Petroleum Corporation CEO, safe travel to you my friend.

GH: Thanks Paul appreciate it.

PS: See you later. It is 7:26 want to get that important information to you especially about gas prices how all of these things will affect us, jobs and everything else.

This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC).  We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements.  We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Marathon Petroleum Corporation (“MPC”) and Andeavor (“ANDV”). Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419-421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.